BUYING COLLECTIVE HOLDINGS INCORPORATED
SUMMARY CAPITALIZATION TABLE
May 9, 2017

Common Stock Outstanding	4,250,000
Common Stock Issuable Upon Conversion of Series A Preferred Stock Outstanding (1)	11,250,000
Common Stock Issuable Upon Conversion of Convertible Notes Outstanding (2)	160,000
Common Stock Issuable Upon Exercise of Vested Options Outstanding (3)	100,000
Common Stock Issuable Upon Exercise of Vested Warrants Outstanding (4)	240,000
Common Stock Issuable Upon Exercise of Convertible Note Warrants (5)	40,000
	16,040,000
Proposed Offering Price Per Share of Common Stock x $	2.50
Pre-Money Valuation $	40,100,000

Footnotes:

(1) Assumes the conversion of
the rate of 10 shares of Common Stock for each share of Series A Preferred Stock.

(2) Assumes the conversion of $400,000 principal amount of Convertible Promissory Notes at the rate of $2.50 per share.

(3) Assumes the exercise of 100,000 vested options granted at an exercise price of $0.0001 per share. The remaining 2,095,000 options granted vest ratably (419,000 options per year) over a five-year period commencing on March 31, 2018.

(4) Assumes the exercise of 250,000 vested warrants granted at an exercise price of $0.0001 per share. The remaining 50,000 options granted vest ratably (10,000 options per year) over a five-year period commencing on March 31, 2018.

(5) Assumes the issuance of Warrants to Convertible Note holders at an exercise price of $10.00 per share.